FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company
Western Wind Energy Corp. (the “Issuer”) 632 Foster Avenue Coquitlam, British Columbia V3J 2L7

Item 2.	Date of Material Change

July 25, 2006

Item 3.	News Release

The Issuer issued a press release dated July 25, 2006. The press release was disseminated through Market News and Canada NewsWire.

Item 4. Summary of Material Change

Further to the Issuer’s news release dated June 14, 2006, the Issuer announced that it has closed a plan of merger with PAMC Management Corporation (“PAMC”), AltaMesa Energy LLC, Mesa Wind Developers, Enron Wind Systems LLC, Zond-PanAero Windsystem Partners I, Zond-PanAero Windsystem Partners II and Mesa Wind Power Corporation (“Mesa Wind”) regarding the acquisition of certain assets and rights relating to two wind farms located in Riverside County, California.

Item 5.	Full Description of Material Change

See the attached news release.

Acquisition of The Mesa Wind Project

The acquisition comprises certain independently owned assets, including, rights of way from the Bureau of Land Management, a power purchase agreement with Southern California Edison (SCE”), rights under an Interconnection Facilities Agreement with SCE, roads, substations, other infrastructure, 460 V-15 Vestas wind turbines, as well as, all of the outstanding shares of PAMC (collectively, the “Mesa Wind Project”). In addition, Mesa Wind will be merged with PAMC, with PAMC being the surviving corporation. Mesa Wind has been incorporated by the Issuer, as an indirect wholly owned subsidiary, in order to facilitate the merger with PAMC.

The cost of the Acquisition is US$13,400,000. No securities of the Issuer were issued by the Issuer as part of the purchase price.

Related Party Transaction

Pacific Hydro Pty Limited (“Pacific Hydro”), a related party to the Issuer, has provided a short term loan to the Issuer of US$13,400,000 to facilitate the acquisition. The interest rate for the loan is the 30-day LIBOR rate plus 6%. Interest will accrue daily based on a 365 day year and will be payable on the Maturity Date. The assets comprising the Mesa Wind Project as well as all of the issued and outstanding shares of PAMC will secure the loan. The Issuer intends to repay the loan from proceeds of a private placement (the “Loan Repayment Private Placement”) once the management cease trade order that was issued by the British Columbia Securities Commission on June 19, 2006 has been lifted. Pacific Hydro will have the first right (but no obligation) to subscribe for securities pursuant to the Loan Repayment Private Placement.

The maturity date of the loan is the earlier of:

(a)	if Pacific Hydro elects to participate in the Loan Repayment Private Placement, 10 business days after disinterested shareholder approval is obtained for such participation at the Issuer’s annual general meeting (currently scheduled for September 8, 2006); and

(b)	if Pacific Hydro elects not to participate in the Private Placement or, if Pacific Hydro elects to participate in the Loan Repayment Private Placement and shareholder approval is not obtained at the AGM, December 31, 2006.

If Pacific Hydro elects to participate in the Loan Repayment Private Placement and if shareholder approval is not obtained at the AGM, the Issuer, (if unable to otherwise repay the loan), will transfer one half of its ownership interest in the Mesa Wind Project to Pacific Hydro in full satisfaction of 50% of the balance owing under the loan on the date of transfer. If the Issuer fails to repay the remaining half of the Loan by December 31, 2006, the Issuer will transfer its remaining ownership interest in full and final satisfaction of the loan. The Issuer may repay the loan or any part of the loan at any time without penalty or bonus.

PHL is a related party of the Issuer as it is the parent company of Pacific Hydro International Pty Ltd. (“PHIL”). PHIL currently owns 6,000,000 common shares of the Issuer (approximately 25.3% of the currently issued and outstanding shares) and 6,000,000 share purchase warrants. The warrants are exercisable at a price of $1.60 until October 24, 2007 (as to 666,667 warrants), January 5, 2008 (as to 1,000,000 warrants) and January 31, 2008 (as to 4,333,333 warrants). The loan will not have any effect on the percentage of securities of the Issuer beneficially owned or controlled by PHL.

The board of directors held a directors meeting to review and approve the Loan. PHL agreed to provide financing to the Issuer for the Acquisition pursuant to the terms of an alliance agreement dated January 27, 2006, made between Pacific Hydro Limited and the Issuer, whereby the parties agreed to source and procure renewable energy project opportunities, conduct project analysis, development, construction management, operational support and financing solutions to enable project development, construction and operation. The directors of the Issuer reviewed the terms of the loan arrangement including the interest rate and required security and determined that the terms are not less advantageous to the Issuer than if the Loan were obtained from a person or company dealing at arm’s length with the Issuer. Robert Grant abstained from voting on the resolution approving the loan as he is the Chief Executive Officer of PHL.

The Issuer is relying on the exemption from the valuation requirement in the OSC Rule 61-501 (the “Rule”) set out in paragraph 3 (Issuer Not Listed on Specified Markets) of section 5.5 of the Rule. The Issuer meets the requirement as it is listed only on the TSX Venture Exchange and the OTCBB. The Issuer is relying on the exemption from the minority approval requirement in the Rule set out in paragraph 7 (Loan to Issuer, No Equity or Voting Component) of section 5.7 of the Rule. The Issuer meets the requirements as the loan has been obtained on reasonable commercial terms that are not less advantageous to the issuer than if the loan were obtained from a person or company dealing at arm’s length with the issuer, and the loan is not

(a)	convertible, directly or indirectly, into equity or voting securities of the issuer or a subsidiary entity of the issuer, or otherwise participating in nature, or

(b)	repayable as to principal or interest, directly or indirectly, in equity or voting securities of the issuer or a subsidiary entity of the Issuer.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

To obtain further information contact Jeffrey J. Ciachurski, the President of the Issuer, at 604-839-4192.

Item 9.	Date of Report

July 26, 2006

WESTERN WIND ENERGY CORP.

632 Foster Avenue	Telephone: 604.839.4192
Coquitlam, BC V3J 2L7	Facsimile: 604.939.1292
www.westernwindenergy.com

N E W S R E L E A S E

July 25, 2006

Toronto Stock Exchange (Venture) Symbol: “WND”
NASDAQ OTC: Symbol: “WNDEF”
Issued and Outstanding: 23,760,789

DIRECT OWNERSHIP BY WESTERN WIND EXCEEDS FIVE HUNDRED (500) PRODUCING WIND TURBINES; GENERATING 34.5 MEGAWATTS OF CLEAN, RENEWABLE ENERGY

Further to Western Wind Energy’s news release dated June 14, 2006, Western Wind Energy advises that it has completed a Plan of Merger with PAMC Management Corporation (“PAMC”), AltaMesa Energy LLC, Mesa Wind Developers, Enron Wind Systems LLC, Zond-PanAero Windsystem Partners I, and Zond-PanAero Windsystem Partners II, and Mesa Wind Power Corporation (“Mesa Wind”) regarding the acquisition of certain assets and rights relating to two wind farms located in Riverside County, California. The acquisition comprises certain independently owned assets, including, Rights of Way from the Bureau of Land Management, a power purchase agreement with Southern California Edison (SCE”), rights under an Interconnection Facilities Agreement with SCE, roads, substations, other infrastructure, 460 -V-15 Vestas wind turbines, as well as, all of the outstanding shares of PAMC Management Corporation (collectively, the “Mesa Wind Project”). In addition, Mesa Wind will be merged with PAMC, with PAMC being the surviving corporation. Mesa Wind has been incorporated by Western Wind Energy, as a wholly owned subsidiary, in order to facilitate the merger with PAMC.

The Mesa Project has a 22-year continuous operating history with an historical average yearly production of 75 billion watt-hours per year. This is enough energy to power 9,000 average-sized California homes. Last year’s revenues were US $5.24 million and the discretionary cash flow was US $3.4 million for fiscal 2005.

The cost of the acquisition is US $13,410,000. Pacific Hydro Pty Limited (“Pacific Hydro”), a related party to the Company, has provided a short-term loan to Western Wind Energy of US $13,410,000 to facilitate the acquisition. The interest rate for the loan is the 30-day LIBOR rate plus 6%. Interest will accrue daily based on a 365 day year and will be payable on the Maturity Date. The assets comprising the Mesa Wind Project as well as all of the issued and outstanding shares of PAMC will secure the loan. Western Wind Energy intends to repay the loan from proceeds of a private placement (the “Loan Repayment Private Placement”) once the management cease trade order that was issued by the British Columbia Securities Commission on June 19, 2006 has been lifted. Pacific Hydro will have the first right (but no obligation) to subscribe for securities pursuant to the Loan Repayment Private Placement.

The maturity date of the loan is the earlier of:

(a) if Pacific Hydro elects to participate in the Loan Repayment Private Placement, 10 business days after disinterested shareholder approval is obtained for such participation at the Company’s annual general meeting (currently scheduled for September 8, 2006); and

(b) if Pacific Hydro elects not to participate in the Private Placement or, if Pacific Hydro elects to participate in the Loan Repayment Private Placement and shareholder approval is not obtained at the AGM, December 31, 2006.

If Pacific Hydro elects to participate in the Loan Repayment Private Placement and if shareholder approval is not obtained at the AGM, the Company, (if unable to otherwise repay the loan), will transfer one half of its ownership interest in the Mesa Wind Project to Pacific Hydro in full satisfaction of 50% of the balance owing under the loan on the date of transfer. If Western Wind Energy fails to repay the remaining half of the Loan by December 31, 2006, Western Wind Energy will transfer its remaining ownership interest in full and final satisfaction of the loan. Western Wind Energy may repay the loan or any part of the loan at any time without penalty or bonus.

Mr. Ciachurski, CEO of Western Wind Energy states “Western Wind has now achieved significant commercial production and together with projects currently producing, under construction, and in development, Western Wind Energy has achieved a benchmark status within the North American wind energy industry.”

Mr. James Henning, President and CFO of Western Wind Energy states “not only have we achieved significant revenue status with this project and a Company-wide fleet of 503 utility-scale wind turbine generators, the Mesa Project offers exceptional expansion opportunities and re-power potential into the future. This site was one of the first sites ever built in the famous San Gorgonio Pass (Palm Springs) of Southern California. This was the low hanging fruit of exceptional wind park locations. The mean average annual wind speed exceeds 23 miles per hour and by any measure, this is a world class site.”

During the past two years, Western Wind Energy has executed or acquired over $1 billion of power sales agreements totaling 189.4 megawatts from the sale of wind energy electrical generation, to three separate utilities. Western Wind Energy was the first to execute a “wind” PPA in the Province of New Brunswick, Canada, the first to execute a “wind” PPA in the State of Arizona, and in California, is expanding from management’s 25-year continuous operating history in the Tehachapi Pass.

Western Wind Energy is in the business of acquiring suitable land sites, capital and technology for the production of electricity from wind energy. Western Wind Energy conducts its operations through its wholly owned subsidiaries in Arizona, California and, in Canada, in the province of New Brunswick. Management of Western Wind Energy includes individuals involved in the operations and ownership of utility scale wind energy operations in California since 1981.

ON BEHALF OF THE BOARD OF DIRECTORS

“SIGNED”

Jeffrey J. Ciachurski

Chief Executive Officer

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.
Certain statements included herein are “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Management cautions that forward-looking statements are not guarantees and that actual results could differ materially from those expressed or implied in the forward-looking statement. Important factors that could cause the actual results of operations or financial condition of the Company to differ include, but are not necessarily limited to, the risks and uncertainties discussed in documents filed by the Company with the Securities and Exchange Commission.